SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                               16th December 2003

Provalis awarded £1.6m from Dimethaid Arbitration Provalis plc

(LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, announces that the arbitration it commenced against Dimethaid International Inc. following Dimethaid’s termination of the Pennsaid distribution agreement has been decided in Provalis’ favour, and that as a result Provalis has been awarded the compensatory sum of just over £1.2m, together with costs and interest of approximately £360k.

Dr Phil Gould, Chief Executive Officer of Provalis, said “I am very pleased with the outcome of the arbitration and that this matter has now been brought to a close. This award will reinforce our cash position and assist the development of the Group.”

END

Provalis’ Internet Website ; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation

Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group’s research and development activities; the success of the Group’s research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the Group’s intellectual property position and the success of patent applications for its products and technologies; the Group’s dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group’s sector; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463

Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552

Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402

Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a diversified healthcare company with two operating businesses:-

• Medical Diagnostics — develops and sells to world markets medical diagnostic products for chronic disease management. The division’s principle products are Glycosal(R) and Osteosal(R) in the areas of diabetes and osteoporosis respectively.

• Pharmaceuticals — sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The division’s principle product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Pennsaid Distribution Agreement

The distribution agreement under which Provalis Healthcare was appointed to distribute Pennsaid in the UK was signed by Provalis Healthcare Limited and Dimethaid International Inc on 5th January 2001.

On 14th June 2002, Provalis plc announced that it had unexpectedly received a notification from Dimethaid International Inc. purporting to terminate the Pennsaid distribution agreement, but that Provalis did not believe Dimethaid was entitled to terminate the agreement. On 20th June 2002, Provalis further announced that following a review of the position it had concluded that, whilst Dimethaid was not entitled to terminate the Agreement, the actions taken by Dimethaid had irreparably damaged the relationship between the two companies and that as a consequence, Provalis had no alternative but to treat the Agreement as terminated.

Provalis subsequently commenced arbitration proceedings against Dimethaid seeking full compensation for its losses. The arbitration hearing was held during the week commencing 6th October 2003, and Provalis was notified of the arbitration award on 15th December 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 13, 2004